

REEL PAPER

Tree-free and plastic-free household paper company

OVERVIEW DETAILS POSTS WHAT INVESTORS SAY ASK A QUESTION

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

1. Gross revenue nearly doubling year over year since founding and pacing to exceed $18M this year.

2. The leading sustainable national branded toilet paper sold in 900 Targets and

2 The leading sustainable national branded toilet paper sold in 900 Targets and 200+ add'l stores.

3 A business led by experienced CPG brand builders from P&G, Mrs. Meyers, and Kimberly-Clark.

4 Over 13k 5-star online reviews and a loyal base of nearly 50k subscribers.

5 Business is nearing profitability so raising money through our community to remain focused on impact

Featured Investors

Randall Tavierne
Invested $25,000 ⓘ

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"I was impressed with the management team of Reel Paper when I first met them. Reel is disrupting an $18 billion industry through innovation and sustainability. Reel has had strong results through an omnichannel approach in retail and DTC. I am looking forward to seeing them continue to achieve significant growth through many major retailers. I also really like the Reel Paper product which is important to me as an investor. I am proud to support Reel Paper as they embark on their next phase of growth."



Other investors include <u>Baron Davis</u> Notable , <u>Trousdale Ventures</u>, <u>Bluestein Ventures</u>, <u>Social Impact Capital</u> & 755 more

Team

David VanHimbergen   CEO



David VanHimbergen CEO

18+ years of brand building at Procter & Gamble; Founder of Tide Spin (Tide Cleaners); three time CEO





Livio Bisterzo Founder & Chairman

20+ years CPG entrepreneur and innovator; Founder of Hippeas Snacks





Joe Stilphen CFO

CPG finance and operations veteran. Ex-P&G & PNC. 12+ years of global experience, including Brand Finance leader for Crest & Oral-B and Plant Controller for $1BN+ manufacturing and distribution facility.





Jeffrey Borsuk VP of Marketing

8+ years of managing performance marketing teams to help startups grow 200% YoY. Formerly CLEAR Secure and Harper Wilde.





Lisa Sumner VP of Retail

Sales leader with 20+ years in CPG, driving significant growth for both large healthcare brands (Tylenol, Tums) and emerging natural brands (Mrs. Meyer's, Seaweed Bath Co, Puracy) across all retail channels





Andrew Sylvester VP of Strategy

Experience in venture capital and strategy at UTA ventures talent agency.





Katja Lerner Advisor

Held executive R&D positions at Kimberly-Clark and Johnson & Johnson



Let's transform household paper together!



Paper for the planet.

We are flushing our forests, but there's a simple solution.

The statistics are staggering: traditional toilet paper production accounts for 15% of global deforestation, with the average US consumer using an estimated 141 rolls of toilet paper every year.

While toilet paper may not feel like an unsustainable item, the everyday consumption of the product and irrational use of virgin trees have led to a supply chain where century-old forests are being logged to provide a single-use paper item that's flushed down the toilet.





50,000 trees are cut down each day
to meet our household paper needs – contributing to global deforestation, habitat loss, & climate change.
This is not sustainable

These century old forests are essential carbon stores for our planet (Canada's Boreal forest contains at least 12% of the planets carbon), homes to hundreds of indigenous communities, and are homes for countless species of wildlife.

Yet in household paper, sustainable options have failed to deliver on quality or experience
Household paper is an
$18+ billion
category in U.S.
Existing recycled fiber paper products have failed to meet U.S. consumer expectations, comprising <2% of the overall market to-date.
WHOLE FOODS
seventh generation
-
Consumers are willing to pay a premium for sustainable products, but they don't want to accept lower-quality, longer waits, or unique disposal requirements.1
+
1. IBM Institute for Business Value / National Retail Federation, Research Insights from June 2020

Consumers want to shop sustainably, but they haven't had the opportunity.

With three incumbents controlling 60%+ of the category & most sustainable alternatives to date feeling scratchy or super thin - we saw an opportunity. By creating a premium, 3-ply toilet paper that matches the

softness and strength of traditional brands - we have provided customers with an option that feels good for them and the planet.



Tree-free paper is a $3.5 billion opportunity

Paper incumbents have yet to face significant competition from more sustainable challengers.

Across CPG, sustainable brands are growing 5x faster than their conventional competitors. Challenger brands have already captured significant market share in adjacent categories.

| | $4B Total U.S. Market Size | | $7B Total U.S. Market Size | | $18B Total U.S. Market Size |

Cleaning Products +10x over 10yrs — 3% (2005), 30% (2015) — % U.S. Market Share for Sustainable Brands

Personal Care +5x over 10yrs — 2% (2010), 10% (2020) — % U.S. Market Share for Organic/Natural Brands

Household Paper Forecast +20x — 1% (2020), 20% (2030) — % U.S. Market Share for Tree-free Brands

Premium, sustainable paper is the answer.

By offering consumers a premium, sustainable product - we have made it easy for them to find toilet paper they love and do their small part in helping the planet.

With more and more consumers looking sustainable products, tree-free paper is expected to grow from only 1% of the household paper category to up to 20% by 2030.

We are seeing the results already.

Exceptional results our first 4 years.

$35mm+   55,000+   100,000+



Sales to-date   Active Subscriptions   Direct Customers



Introducing Reel



Tree-free, plastic-free paper   without compromise

A few highlights about our flagship toilet paper product:

Made from sustainably-sourced bamboo fiber

3-ply composition for premium-level strength & softness

Plastic-free packaging

Modern, contemporary design

Septic-safe / Lint-Free, dust-free / BPA Free

No Inks or Dyes

Positive environmental impact as the category leader in sustainability

92,000
40-ft Pine Trees Saved

~2,133,000 sqft.
Single Use Plastic Eliminated

8 Million Trees Saved
By 2030

Our exceptional results go beyond sales; it's about impact!

With over 100,000 people making the switch to tree-free paper, we have made a significant impact in saving our forests and preventing the use of single-use plastic.



Over 13,000 5-Star Reviews

Reel connects with consumers' hearts and minds and compels them to...

Rave about Reel online

"This is my favorite toilet paper of all time. You wouldn't even know it was bamboo! In comparison to other bamboo TP I've tried, it's thicker, softer and the tiny ridges make all the difference. Also, who doesn't love having TP shipped straight to their door? We never run out!"

- Kayla O.

Give Reel rolls out as gifts

"It's soft , durable arrives at your door. I love each roll individually wrapped. I've been giving them as gifts & change the world one roll at a time!"

- Sandra D.

Leave Charmin for life

"I used to use Charmin Ultra. This is so much better than the usage of so much Canadian wood and the plastic wrapping. I've been converting others to this. Works for me!"

- John D.

Proudly display it

"My favorite toilet paper! I have had a subscription for this product for a couple years and just love this product. From quality, pattern and convenience it is a subscription that makes life easy!... Attractive to leave extra rolls out and the best product on the market in my opinion!"

- Colleen D.



reel
reel
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Recognized and awarded by the industry

Featured In



































Forbes · AD Architectural Digest · REAL SIMPLE · Mashable · O The Oprah Magazine · Refinery29 · Parade · theSkimm · CNN · POPSUGAR. · VICE · Bloomberg · BuzzFeed · The Kelly Clarkson Show · yahoo! · New York Post

Partnered With

Certified B Corporation · FSC www.fsc.org · One Tree Planted

Awarded

NEXTY Awards Winner — Best New Natural Liviing Expo West 2022



Inc. 5000 — #11 fastest growing consumer product 2023

Over 30 million rolls sold since launch



First Roll Sold
June
Celebrities Join Seed Financing
Winter
The World Is Falling Apart, But Direct-To-Consumer Toilet Paper Companies Are Doing Just Great, Thanks
BuzzFeed News
March
CBS This Morning
August
reel
Paper Towel Launch
December
TARGET
Retail Launch
June
#1 Bamboo Brand
October
NEXTY AWARDS
Winner for Best New Natural Living Product
March
National Target Expansion & Zero Waste End Cap
April
Inc. 5000
Inc. 5000
#11 Consumer Products (Aug)













We have already demonstrated tremendous success in the three sales channels that are the key to transforming the category. **Based on our current trajectory we expect (but cannot gauratee) to reach $100mm in sales over the next three years.**

1 — Direct-to-consumer
Proof Points

Community of brand evangelists

~45,000 active subscriptions

Best-in-class customer retention

2 — Retail
Proof Points

Success in most influential retailer for household essentials: Target.

In-store velocities beating expectations

Retailers looking for growth in paper

3 — Marketplaces
Proof Points

Fast start on Amazon.com

Highly scalable growth plan

Untapped opportunity across ecosystem

1 of 3 / DIRECT-TO-CONSUMER

Reel has *built a community* of believers online.




In less than 4 years since launch:

100,000–150,000 monthly site visitors

100,000+ customers to date

45,000 active subscriptions

82.0 net promoter score

94% customer satisfaction score

Email database of 120,000+ names

40k+ followers on social media



Customer Retention is one of our many superpowers.

Our subscription program has an industry-leading 2.5% churn rate and nearly 60% of all of our customers make at least second purchase in their first 12 months with us.



Loyal customers and a sticky product offering are driving compounded growth.

81% of subscribers repeat (within 12 months)	59% of all customers repeat	$278 purchases in first 24 months
Subscription Retention	Repeat Rate	Purchase Rate

The strong economics of our best-in-class retention have been amplified by an Average Order Value that has increased 26% over 2 year period and that should only continue to increase as we develop our line of products.

After successful test with Target, now distributed in stores *nationwide.*

One of the leading U.S. retailers in innovation across household essentials chose Reel as its premium bamboo paper brand in 2021.

Toilet paper launched in 200 Target stores across the U.S. in June 2021

Exceeded Target's initial velocity expectations by 2.5x

Reel's store footprint expanded nationwide to 900 stores in April 2022

Target $ Sales
since launch, by week









sustainable
toilet paper

2 OF 3 / RETAIL

Breakthrough Target results demonstrate strategic value of Reel on retail shelves.



reel
Eco-friendly
Sustainable

Reel brings new shoppers to stores: 52% of Target buyers had not purchased Toilet Paper in Target despite 1+ trips per week.

Reel attracts valuable, strategic shoppers: Millennials @ 175 index, Income +$125k @ 147 index, College/+ @ 130 index.

Reel grows the category for retailers: +15% price premium vs. category avg., double retail margin.



3 OF 3 / MARKETPLACES

Amazon.com Weekly Sales
By month



#1 premium bamboo paper item on Amazon within first 12 months.



Success on Amazon.com highlights opportunity across eCommerce

Reel launched toilet paper on Amazon in early 2021

One of the highest rated tree-free toilet paper

Already exceeding $5mm annualized sales with over 10,000 Subscribe & Save customers

Frequently highlighted as "Amazon's Choice" with Lightning Deals and Prime Day activations



3 OF 3 / MARKETPLACES

Online marketplaces expected to drive ~15% of sales thru 2025

amazon · THE HOME DEPOT · Walmart.com · BOXED · Kroger



$5mm+ business (built in 30 months) scales to $13mm+ by 2025

Marketplace $ Sales
by year

**all forward-looking statements and projections are estimates and subject to change*

Led by a team of experienced CPG brand builders
David VanHimbergen
CEO & President
P&G
KraftHeinz
Livio Bisterzo
Founder
HIPPEAS
GREENPARK
Jeff Borsuk
VP Growth & Performance Marketing
HARPER WILDE
CLEAR
Joe Stilphen
CFO
P&G
Katja Lerner
Advisor on Product Dev't
Former VP, R&D Consumer Tissue at K-C
Kimberly-Clark
Lisa Sumner
VP Retail
Former CSO, Puracy
Sales Director, SC Johnson
Mrs. MEYER'S CLEAN DAY













Our backers to-date
John A. Quelch
Advisor / Dean of Miami Business School
Peter Rahal
RxBar Founder
Baron Davis
NBA Star
Jessica Chastain
Actress
Owen Van Nata
OVN Capital
Phillip Sarofim
Investor
Matthew Katz
Verifi Founder
Maria Sharapova
Tennis Star
Tony Hawk
Skateboard Star
Anne Hathaway
Actress





















Our backers to-date
BLUESTEIN
MONTAGE




 

Reel's plan to maximize category impact and save 8mm trees.

1



Build the most loved U.S. brand in premium, sustainable paper

2

P&G
HIPPEAS
Kimberly-Clark

Leverage best-in-class CPG leadership in achieving operational excellence

3



Invest behind proven retail velocities & retention to scale

Financial plan for Reel's success.



Gross Sales Mix

Retail ■ Amazon ■ Reel.com

**all forward-looking statements and projections are estimates and subject to change*

DTC business has tripled behind continued subscriber growth, improvement in CAC, strong retention and expanding AOV.

With our expected retail footprint expanding to +6,000 in 2024 - we plan to put Reel in front of more consumers and solidify it as the category leader in retail.

Paper towels continues to scale the business and Customer LTV should greatly improve with further product line extensions expected in 2024 and beyond (facial tissues, napkins, etc.).

Our plan is that retail becomes dominant channel across mix by 2025.


reel
Certified
B
Corporation
FSC